CHINA KANGTAI CACUTS BIO-TECH, INC.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic China, 150025

December 11, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-Tech, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Period Ended June 30, 2009
File No. 0-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech, Inc. (the “Company”) dated November 20, 2009.

Attached as Exhibit A is our proposed amendment to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2009, which we believe complies with your follow-up comments in your letter, dated November 20, 2009. Unless you have further comments, we will file the aforementioned amendment on SEC EDGAR. We will also file an amended Form 10-K/A for the year ended December 31, 2008, Form 10-Q/A for the period ended March 30, 2009, and Form 10-Q/A for the period ended June 30, 2009 on SEC EDGAR

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K December 31, 2008

Note 8 Shareholders’ Equity, page F-11

Staff Comment 1.   With regard to your response to comment one, the amount of the beneficial conversion feature recognized should be limited to the amount allocated to the convertible preferred. Thus, the amount of the beneficial conversion feature would be less than the total proceeds.

Response:     We determined the amounts of the features contained in the 3/21/08 and 7/16/08 issuances of units of convertible preferred stock and warrants in the manner described in our response letter to you dated November 12, 2009. Based upon our further review of the applicable accounting guidance (EITF 98-5 as amended by EITF 00-27) and discussions with the SEC’s staff, we understand that the amount of the beneficial conversion feature that should have been recognized and allocated to the convertible preferred stock at 3/21/08 and 7/16/08 is $428,500 and $160,875, both of which amounts were less than the total gross actual proceeds received of $500,000 and $250,000, respectively, at those dates. Accordingly, contrary to our response letter to you dated November 12, 2009, in arriving at the “deemed dividends” amounts we will not limit the totals (including the beneficial conversion feature amounts and fair values of the warrants) to gross actual proceeds. Therefore, the deemed dividends that will be recorded by the Company for the year ended December 31, 2008 are as follows:

March 21, 2008	$1,394,000

July 16, 2008	442,455

Total	$1,836,455

In our draft 9/30/09 Form 10Q/A we have restated the comparative 3 months and 9 months ended 9/30/08 to reflect the impact of properly recording the deemed dividends for the year ended 12/31/08 that we have described in the preceding paragraph. The Company plans to similarly restate the information presented on a comparative basis for the 3 months and 6 months interim 2008 periods to that presented for the 2009 interim periods in the amended filings it expects to file for a 3/31/09 10Q/A and a 6/30/09 10Q/A on SEC EDGAR, if the Commission agrees with our proposed revisions in the 9/30/09 10Q/A draft for filing.

Form 10-Q June 30, 2009

Staff Comment 2.   With regard to comment four it appears your warrants and convertible preferred have provisions that protect holders from declines in the stock price which would require liability classification. Refer to Example 8 in Exhibit 07-05A of EITF Issue 07-5 and revise or advise. Disclose the price adjustment features.

2

Response:      Based upon our further review of the applicable accounting guidance (EITF 07-05) and discussions with the SEC’s staff, we understand that warrants and convertible preferred stock that contain provisions that protect holders from declines in the trading price of the underlying common stock into which they are convertible requires those equity based financial instruments (the convertible preferred stock and warrants) to be classified as liabilities rather than within stockholders’ equity. We will amend the 6/30/09 10-Q (in a manner similar to the enclosed draft 9/30/09 Form 10-Q/A) to reflect the warrants and convertible preferred stock as liabilities measured at fair value, effective January 1, 2009, in accordance with the aforementioned accounting literature. In that regard, the Company will accomplish the transfer of these equity based financial instruments from stockholders’ equity to liabilities and their initial fair value measurement on January 1, 2009 by reflecting the cumulative effect of a change in accounting principle in the Consolidated Statement of Stockholders’ Equity for the nine months ended September 30, 2009. Quarterly thereafter, the Company will reflect changes resulting  from subsequent measurements of these liabilities as charges or credits within the Consolidated Statements of Operations, suitably identified as interest expense arising from the fair value measurement. We will also disclose the price adjustment features.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

Enclosures

3

Exhibit A

The following are proposed changes and additions (highlighted in yellow) to the quarterly report of the Company on Form 10-Q for the period ended September 30, 2009, including corrections to Management’s Discussion and Analysis as a result of the changes to the financial statements and footnotes:

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Balance Sheets
(Expressed in US Dollars)

	September 30,	December 31,
	2009	2008
	(Unaudited)	(Audited as restated-
		Note 17)
ASSETS
Current Assets
Cash and cash equivalents	$3,398,563	$4,398,897
Accounts receivable, net of reserve for allowances and doubtful accounts
of $1,466,800 and $979,700, respectively	3,201,832	3,869,985
Inventories	2,429,540	3,376,635
Other receivables and prepaid expenses	2,756	1,005
Total Current Assets	9,032,691	11,646,522

Property and Equipment, net	9,999,523	6,236,914

Other Assets
Land use rights, net	19,517,543	8,609,491
Intangible assets, net	351,445	454,445
Total Assets	$38,901,202	$26,947,372

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$216,216	$315,639
Payable to seller of land use rights	6,815,304	-
Note payable	887,414	887,475
Taxes payable	596,221	570,855
Total current liabilities	8,515,155	1,773,969

Estimated liability for equity-based financial instruments with characteristics of liabilities:
Designated as Series A Convertible Preferred Stock
(733,333 shares issued and outstanding at September 30, 2009)	1,041,333	-
Warrants	3,200,090	-
Total	4,241,423	-

Total liabilities	12,756,578	1,773,969

Commitments and Contingencies	-	-
Stockholders' Equity
Preferred stock, $0.001 par value; authorized 200,000,000 shares:
Designated as Series A Convertible Preferred Stock; authorized 1,250,000
shares (1,150,000 shares issued and outstanding at December 31, 2008)	-	1,150
Undesignated, authorized 198,750,000 shares, none issued and outstanding.	-	-
Common stock, $0.001 par value; authorized 200,000,000 shares, issued and outstanding: 18,409,351 and 17,885,625 shares,
respectively.	18,410	17,886
Additional paid-in capital	9,382,890	9,333,570
Retained earnings
Appropriated	3,469,968	2,682,345
Unappropriated	10,224,607	10,090,580
Accumulated other comprehensive income	3,048,749	3,047,872
Total stockholders' equity	26,144,624	25,173,403
Total Liabilities and Stockholders' Equity	$38,901,202	$26,947,372

See notes to consolidated financial statements.

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Expressed in US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited as restated-	(Unaudited)	(Unaudited as restated-
		Note 17)		Note 17)
Net Sales	$8,187,397	$6,184,685	$18,030,093	$13,961,101

Cost of Sales	(4,941,881)	(3,676,334)	(10,810,714)	(8,899,088)

Gross Profit	3,245,516	2,508,351	7,219,379	5,062,013

Operating Expenses
Selling expenses	71,625	136,214	129,569	211,273
General and administrative expenses	112,896	138,052	236,521	377,967
Provision for (reduction in) reserve for allowances returns,
and doubtful accounts	(492,206)	-	457,307	136,125
Depreciation	19,210	19,675	58,267	57,453
Amortization of land use rights	9,543	9,588	28,620	27,991
Amortization of intangible assets	34,311	34,475	102,906	100,646
Total operating expenses	(244,621)	338,004	1,013,190	911,455
Income from Operations	3,490,137	2,170,347	6,206,189	4,150,558

Other Income (Expenses)
Interest income	43	97	69	624
Interest expense incurred on revaluation of
Series A Preferred Stock and A, B, C, and D
Warrants with characteristics of liabilities
at fair value	(2,738,135)	-	(4,236,850)	-
Imputed interest	(13,307)	(13,370)	(39,909)	(39,032)
Loss on disposal of property and equipment	-	(197)	(132)	(14,246)
Total Other Income (Expenses)	(2,751,399)	(13,470)	(4,276,822)	(52,654)
Income before Income Taxes	738,738	2,156,877	1,929,367	4,097,904
Income Tax Expense	(455,035)	(389,737)	(1,026,477)	(685,942)
Net Income	283,703	1,767,140	902,890	3,411,962
Deemed dividends relating to the beneficial conversion feature and the value of the warrants included in the sales of
Series A preferred stock (as restated for the three months and nine months ended September 30, 2008)	-	(442,455)	-	(1,836,455)
Net income attributable to common stockholders (as restated for the
three months and nine months ended September 30, 2008)	$283,703	$1,324,685	$902,890	$1,575,507
Net income per common share (as restated for the three months and nine months ended September 30, 2008)
Basic	$0.02	$0.07	$0.05	$0.09
Diluted	$0.01	$0.07	$0.05	$0.09

Weighted average number of common shares outstanding
Basic	18,030,492	17,739,625	17,933,914	17,739,625
Diluted	19,702,898	18,921,690	19,258,049	18,446,263

Comprehensive income:
Net income	$283,703	$1,767,140	$902,890	$3,411,962
Foreign currency translation adjustment	29,424	66,880	877	1,221,092
Total	$313,127	$1,834,020	$903,767	$4,633,054

See notes to consolidated financial statements.

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Expressed in US Dollars)

	Series A Preferred Stock, $0.001				Additional	Unappropriated	Appropriated	Accumulated other
	par value		Common Stock $0.001 par value		paid-in	retained	retained	comprehensive
	Shares	Amount	Shares	Amount	capital	earnings	earnings	income	Total
					(As restated for the year ended December				(As restated for the year ended
					31, 2008- Note 17)				December 31, 2008- Note 17)
Balance at December 31, 2006	-	$-	17,739,625	$17,740	$6,558,082	$5,266,815	$1,361,365	$691,037	$13,895,039
Imputed interest on note payable	-	-	-	-	49,766	-	-	-	49,766
Transfer to statutory and staff welfare reserves	-	-	-	-	-	(483,572)	483,572	-	-
Net income for the year ended December 31, 2007	-	-	-	-	-	2,299,700	-	-	2,299,700
Currency translation adjustment	-	-	-	-	-	-	-	1,047,589	1,047,589
Balance at December 31, 2007	-	-	17,739,625	17,740	6,607,848	7,082,943	1,844,937	1,738,626	17,292,094
Sale of units of Series A Preferred Stock and costs of costs of $29,078$29,078	1,250,000	1,250	-	-	719,672	-	-		720,922
Deemed dividends (as restated- Note 17)	-	-	-	-	1,836,455	(1,836,455)	-	-	-
Issuance of shares in consideration for the waiver of liquidated damages	-	-	46,000	46	26,634	-	-	-	26,680
Conversion of Series A preferred stock	(100,000)	(100)	100,000	100	-	-	-	-	-
Stock option expense (as restated- Note 17)	-	-	-	-	90,635	-	-	-	90,635
Imputed interest on note payable	-	-	-	-	52,326	-	-	-	52,326
Transfer to statutory and staff welfare reserves	-	-	-	-	-	(837,408)	837,408	-	-
Net income for the year ended December 31, 2008 (as restated- Note 17)	-	-	-	-	-	5,681,500	-	-	5,681,500
Currency translation adjustment	-	-	-	-	-	-	-	1,309,246	1,309,246
Balance at December 31, 2008 (as restated- Note 17)	1,150,000	1,150	17,885,625	17,886	9,333,570	10,090,580	2,682,345	3,047,872	25,173,403

January 1, 2009 cumulative effect of change in accounting principle Re classification of Series A Preferred Stock and A, B, C, and D warrants from stockholders’ equity to liabilities, including revaluation at fair value of $18,760 (Note 10)	(1,150,000)	(1,150)	-	-	(688,850)	18,760	-	-	(671,240)
Balance at January 1, 2009 after cumulative effect adjustment	-	-	17,885,625	17,886	8,644,720	10,109,340	2,682,345	3,047,872	24,502,163
Imputed interest on note payable	-	-	-	-	39,909	-	-	-	39,909
Conversion of Series A Preferred Stock	-	-	416,667	417	666,250	-	-	-	666,667
Exercise of stock option	-	-	107,059	107	32,011	-	-	-	32,118
Transfer to statutory and staff welfare reserves	-	-	-	-	-	(787,623)	787,623	-	-
Net income for the nine months ended September 30, 2009	-	-	-	-	-	902,890	-	-	902,890
Currency translation adjustment	-	-	-	-	-	-	-	877	877
Balance at September 30, 2009 (Unaudited)	-	$-	18,409,351	$18,410	$9,382,890	$10,224,607	$3,469,968	$3,048,749	$26,144,624

See notes to consolidated financial statements.

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Nine Months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited as restated –
		Note 17)
Cash Flows from Operating Activities
Net income	$902,890	$3,411,962
Adjustments to reconcile net income
to net cash provided by (used for) operating activities
Depreciation – cost of sales	294,709	292,932
Depreciation – operating expenses	58,267	57,453
Amortization of land use rights –cost of sales	109,635	-
Amortization of land use rights- operating expenses	28,620	27,991
Amortization of intangible assets	102,906	100,646
Provision for allowances and doubtful accounts	457,307	136,125
Interest expense incurred on revaluation of Series A Preferred
Stock and A, B, C, and D warrants with characteristics of
liabilities at fair value	4,236,850	-
Stock option expense	-	59,225
Cashless exercise of stock option charged to operations	32,118	-
Imputed interest	39,909	39,032
Loss on disposal of property and equipment	132	14,246
Changes in operating assets and liabilities
Accounts receivable, net	211,148	(560,609)
Other receivables and prepaid expenses	(1,751)	18,209
Inventories	947,095	2,275,839
Accounts payable and accrued liabilities	(99,423)	(22,367)
Taxes payable	25,366	170,284
Net cash provided by (used for) operating activities	7,345,778	6,020,968
Cash Flows from Investing Activities
Proceeds from disposals of property and equipment	-	2,532
Purchases of land use rights	(4,224,870)	(7,255,081)
Purchases of property and equipment	(4,113,831)	- -
Net cash provided by (used for) investing activities	(8,338,701)	(7,252,549)
Cash Flows from Financing Activities
Sale of Series A preferred stock-net	-	670,917
Net cash provided by (used for) financing activities	-	670,917

Effect of exchange rate changes on cash and cash equivalents	(7,411)	699,243
Increase (decrease) in cash and cash equivalents	(1,000,334)	138,579

Cash and cash equivalents, beginning of period	4,398,897	509,901

Cash and cash equivalents, end of period	$3,398,563	$648,480

Supplemental disclosures of cash flow information:
Interest paid	$-	$-
Income taxes paid	$962,714	$515,658

Schedule of non-cash investing and financing activities:
Acquisition of Taichan Baisa land use rights	$9,736,149	$-
less amount paid to September 30, 2009	(2,920,845)	-
Due seller at September 30, 2009	$6,815,304	$-

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2009 (Unaudited)

NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adoption of Change in Accounting Principle in Conformity with Generally Accepted Accounting Principles

In accordance with generally accepted accounting principles, the Company has reclassified, effective January 1, 2009, certain financial instruments previously reflected within stockholders’ equity as liabilities, which include non-redeemable convertible preferred stock and warrants to purchase common stock, based upon the Company’s evaluation of contingency exercise provisions contained in those financial instruments (see notes 10, 11, 12 and 17).

NOTE 10- ESTIMATED LIABILITY FOR EQUITY-BASED FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF LIABILITIES

Effective January 1, 2009, in accordance with EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, the Company reclassified the fair values at January 1, 2009 of the outstanding Series A Convertible Preferred Stock and the warrants comprising the March 21, 2008 and the July 16, 2009 sales of units (see note 11) from stockholders’ equity to liabilities, as follows:

	Shares/ Warrants	Fair Value
Series A Convertible Preferred Stock	1,150,000	$333,500
A warrants	1,250,000	122,000
B warrants	1,500,000	120,150
C warrants	500,000	47,950
D warrants	600,000	47,640
Total warrants	3,850,000	337,740
Total financial instruments	5,000,000	$671,240

Since at January 1, 2009 the carrying value of the outstanding financial instruments was $690,000, the Company recognized a cumulative effect adjustment resulting from a change in accounting principle of $18,760, or a net of $671,240. Accordingly, the unappropriated retained earnings balance at December 31, 2008 was increased from $10,090,580 to $10,109,340, as adjusted, on January 1, 2009.

The characteristics which require classification of the Series A Preferred Stock and warrants as liabilities are the Company’s obligations to reduce the conversion price of the Series A Preferred Stock and the exercise price of the warrants in the event that the Company sells, grants, or issues any shares, options, warrants, or any convertible instrument at a price below the $0.60 current conversion price of the Series A Preferred Stock or the current exercise prices of the warrants. As a result, the Company remeasures the fair values of these financial instruments each quarter, adjusts the liability balances, and reflects changes in operations as “interest expense incurred on revaluation of Series A Preferred Stock and A, B, C, and D warrants with characteristics of liabilities at fair values”.

At September 30, 2009, the fair values of the financial instruments consisted of:

	Shares/ Warrants	Fair Value

Series A Convertible Preferred Stock	733,333	$1,041,333

A warrants	1,250,000	1,123,250
B warrants	1,500,000	1,187,100
C warrants	500,000	431,400
D warrants	600,000	458,340
Total warrants	3,850,000	3,200,090

Total financial instruments	4,583,333	$4,241,423

Below is a reconciliation of the change in the fair values of the financial instruments from January 1, 2009 through September 30, 2009:

	Shares/ Warrants	Fair Value
Balance, January 1, 2009	5,000,000	$671,240
Revaluation charged to operations
as interest expense	-	(262,725)

Balance, March 31, 2009	5,000,000	408,515

Revaluation charged to operations
as interest expense	-	1,761,440

Balance, June 30, 2009	5,000,000	2,169,955

Revaluation charged to operations
as interest expense	-	2,738,135

Conversion of Series A Preferred
Stock to Common Stock	(416,667)	(666,667)

Balance, September 30, 2009	4,583,333	$4,241,423

NOTE 11 - SERIES A CONVERTIBLE PREFERRED STOCK

On March 21, 2008, the Company entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with T Squared Investments LLC (the “Investor”) to sell in a private placement to the Investor for an aggregate purchase price of $500,000, (i) 833,333 shares of the Company’s newly designated Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) for $0.60 per share (the “Shares”), (ii) warrants to purchase up to 1,250,000 shares of Company common stock exercisable for a period of three years at an exercise price of $0.75 per share (the “A Warrants”) or an aggregate exercise price of $937,500 if all of the A Warrants were exercised, and (iii) warrants to purchase up to 1,500,000 shares of Company common stock exercisable for a period of three years at an exercise price of $1.00 per share (the “B Warrants”), or an aggregate exercise price of $1,500,000 if all the B Warrants were exercised. The Company issued the Shares, the A Warrants and B Warrants on the same day. Westernking Financial Service acted as the sole placement agent in the transaction for a fee of $30,000 (6% of the gross proceeds).

The Company also entered into a Registration Rights Agreement with the Investor, pursuant to which the Company was obligated to file and have declared effective by the SEC a registration statement registering the resale of the Shares and Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the A Warrants and B Warrants. If the registration statement was not declared effective by the SEC by August 28, 2008, the Registration Rights Agreement provided for the Company to issue to the Investor as liquidated damages an additional 1,000 shares of Series A Preferred Stock for each day thereafter not declared effective (subject to a maximum of 250,000 shares). On October 17, 2008, the SEC declared effective the Company’s registration statement on Form S-1.

The Series A Preferred Stock has no voting or dividend rights, is entitled to a liquidation preference of $0.60 per share, and each share is convertible into one share of Company common stock at the option of the holder (which was adjustable to more shares if certain “defined EPS” performance thresholds were not met for the six months ended September 30, 2008 or the year ended December 31, 2008; however, the performance thresholds were met). In addition, the Investor had the right to participate in any subsequent funding by the Company on a pro-rata basis at 100% of the offering price for a three month period following the closing. In addition, the conversion price of the Series A Preferred Stock  and the exercise price of the warrants is to be reduced in the event of any stock splits or stock dividends or in the event that the Company sells, grants, or issues any shares, options, warrants, or any convertible instrument at a price below the $0.60 current conversion price of the Series A Preferred Stock or the current exercise prices of the warrants.

The Company recorded as a $1,394,000 deemed dividend and as a $1,394,000 increase in additional paid-in capital based upon the total of $1,394,000 of the intrinsic value of the beneficial conversion feature ($428,500) and the estimated fair value of the A Warrants ($477,250) and the B Warrants ($488,250). The fair value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: stock price of $0.75 per share, exercise price of $0.75 per share for the A warrants, exercise price of $1.00 per share for the B warrants, term of 3 years, expected volatility of 74%, and risk-free interest rate of 4%.

On July 16, 2008, the Company sold the Investor, for an aggregate purchase price of $250,000, an additional 416,667 shares of Series A Preferred Stock, warrants to purchase up to 500,000 shares of Company common stock exercisable for a period of three years at an exercise price of $0.9375 per share, and warrants to purchase up to 600,000 shares of Company common stock exercisable for a period of three years at an exercise price of $1.25 per share. The Company recorded as a $442,455 deemed dividend and as a $442,455 increase in additional paid-in capital, based upon the total of $442,455 of the intrinsic value of the beneficial conversion feature ($160,875) and the estimated fair value of the warrants ($281,580). The fair value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: stock price of $0.689 per share, exercise prices of $0.9375 and $1.25 per share, term of 3 years, expected volatility of 71.4%, and risk-free interest rate of 4%.

Below is a summary of the deemed dividends for the year ended December 31, 2008:

March 21, 2008	$1,394,000
July 16, 2008	442,455
Total	$1,836,455

On October 27, 2008, the Company issued 100,000 shares of common stock to the Investor for the conversion of 100,000 shares of Series A Preferred Stock. On September 10, 2009, the Company issued 416,667 shares of common stock to the Investor for the conversion of 416,667 shares of Series A Preferred Stock.

NOTE 12 – STOCK OPTION AND WARRANTS TO PURCHASE COMMON STOCK [footnote number changed]

NOTE 13 – RESTRICTED NET ASSETS

NOTE 14 – INCOME TAXES

NOTE 15 – COMMITMENTS AND CONTINGENCIES

NOTE 16 – SEGMENT AND OTHER INFORMATION

NOTE 17 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company expects to restate its consolidated financial statements at December 31, 2008 and for the year then ended (which were previously included in the Company’s Form 10-K filed with the SEC on April 15, 2009) in order to (1) correct errors relating to the accounting for deemed dividends from the sales of convertible preferred stock and warrants on March 21, 2008 and July 16, 2008 (see Note 10) and (2) correct for the non-accounting for the grant of 150,000 stock options to the Company’s law firm on December 31, 2008 (see Note 11).

The effect of the restatement adjustments on the consolidated balance sheet at December 31, 2008 follows:

	As
	Previously			As
	Reported		Adjustments	Restated

Total assets	$26,947,372		$-	$26,947,372
Total liabilities	$1,773,969		$-	$1,773,969

Stockholders' equity:
Preferred stock, $0.001 par value	1,150		-	1,150
Common stock, $0.001 par value	17,886		-	17,886
Additional paid-in capital	8,874,869	(1)(2)	427,291	9,333,570
			31,410
Retained earnings:
Appropriated	2,682,345		-	2,682,345
Unappropriated	10,549,281	(1)(2)	(427,291)	10,090,580
			(31,410)
Accumulated other comprehensive income	3,047,872		-	3,047,872
Total stockholders' equity	25,173,403		-	25,173,403
Total liabilities and stockholders' equity	$26,947,372		$-	$26,947,372

(1) To adjust deemed dividends from $1,409,164 to $1,836,455 (See Note 11).

(2) To record the 150,000 stock options issued to the Company’s law firm on December 31, 2008.

The effect of the restatement adjustments on the consolidated statement of operations for the nine months ended September 30, 2008 follows:

	As
	Previously			As
	Reported		Adjustments	Restated
Net income	$3,411,962		$-	$3,411,962
Deemed dividends relating to the beneficial conversion feature and the value of the warrants included in the sales of Series A preferred stock	(1,409,164	)(1)	(427,291)	(1,836,455)
Net income attributable to common stockholders	$2,002,798		$(427,291)	$1,575,507

Net income per common share:
Basic	$0.11		$0.02	$0.09
Diluted	$0.11		$0.02	$0.09

Item 2. Management’s Discussion and Analysis or Plan of Operation

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report, including statements in the following discussion, which are not statements of historical fact, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which are basically statements about the future. For that reason, these statements involve risk and uncertainty since no one can accurately predict the future. Words such as “plans,” “intends,” “will,” “hopes,” “seeks,” “anticipates,” “expects,” and the like, often identify such forward-looking statements, but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to the present and future operations of the Company, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the Company to change such plans and objectives, or fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits. Therefore, the reader is advised that the following discussion should be considered in light of the discussion of risks and other factors contained in this report on Form 10-Q and in the Company’s other filings with the Securities and Exchange Commission. No statements contained in the following discussion should be construed as a guarantee or assurance of future performance or future results. These forward-looking statements are made as of the date of the filing of this Form 10-Q and the Company undertakes no responsibility to update these forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing in Part I, Item 1 and elsewhere in this report. The Company’s fiscal year end is December 31.

Company Overview

The Company is principally engaged in the production, R&D, sales and marketing of products derived from cacti. The Company’s product lines include cactus nutraceuticals, cactus nutritional food and drinks, as well as cactus raw and intermediate materials.

The Company has over 387 acres of cactus-farming bases in the Guangdong and Heilongjiang Provinces of China. The Company predominantly grows three species of cacti which are Mexican Pyramid, Mexican Milpa-Alta and Mexican Queen. Mexican Pyramid and Queen cacti are used for cactus fruit drinks and nutraceutical products; Mexican Milpa-Alta is mainly used for cactus nutritional food products. Most of the cactus fruits are processed into cactus fruit juice, which is the raw material for cactus nutritional drinks. Most of the harvested edible cacti are processed into dry powders, which are raw materials for cactus nutraceuticals. The Company’s annual production capability of edible cacti in 2008 was 14,425 tons.

The Company engages with, by co-operative production agreements, local pharmaceutical, food and beverage manufacturers to produce its products. This strategy allows the Company to fill the orders quickly with short production runs and to reduce the requirements in fixed assets investment. The Company currently has entered into co-production agreements with five processors in China. They are Harbin Bin County Hualan Dairy Factory, Harbin Ice Lantern Noodle Factory, Tsingtao Brewry (Harbin) Inc., Harbin Diwang Pharmacy Co., Ltd. (a GMP certified processor), and Mudanjiang Kangwei Health Food Company, Ltd. Pursuant to these contracts, the Company provides raw materials, quality control guidelines and technical support while the processors provide other materials, processing facilities and labor to manufacture products for the Company. These processors are required to follow strictly the Company’s guidelines and instructions for production. The Company inspects all final products. The Company currently has long term agreements with all five processors which may be renewed at expiration in 2012.

GMP or Good Manufacturing Practice certifications are awarded by the State Food and Drug Administration of China to processors which meet the safety and quality assurance standards set by the State Food and Drug Administration of China.

In 2006, the Company had entered two new co-processing agreements with Huimeijia Bio-tech Ltd. to produce nutraceutical soft capsules and Kangwei Health Foods Ltd. of Mudanjiang City to produce cactus palm dry powder products.

In October 2007, the Company has signed a new agreement with Harbin Meijia Bio-Tech Co., Ltd.

All of the above co-operative production agreements have been renewed during January and March of 2008.

The Company has also established its own cactus beverage and fruit wine production facilities. The Company’s cactus beverage product category includes cactus beer, cactus fruit wine (including the brand name of Overlord Scourge Flower Imperial Wine), cactus palm juices and cactus fruit drinks,

In addition, the Company has its own R&D facility, the Heilongjiang Sino-Mexico Cactus Development and Utilization Institute, which is certified by Heilongjiang Science & Technology Committee. The Institute has independently developed many patented cactus -based nutraceuticals and nutritional food and drink product formulas and production processes.

Company History

Our Company was initially incorporated as InvestNet, Inc. (“InvestNet”) on March 16, 2000 under the laws of the State of Nevada. Prior to June 3, 2005, the Company’s operations consisted of real time software and IT solutions which the Company held through its subsidiaries, Champion Agents Limited (which wholly owned DSI Computer Technology Company Limited) and Interchance Limited. Due to the fact that the Company was unable to generate sufficient cash flows from operations, obtain funding to sustain operations nor reduce or stabilize expenses to the point where it could have realized a net positive cash flow, management and the board of directors determined that it was in the best interests of the stockholders to seek a strategic alternative so that the Company could continue to operate. On May 13, 2005, InvestNet entered into a series of agreements to effect a “reverse merger transaction” via a share exchange and through the conversion of a convertible promissory note, as described below, with China Kangtai Cactus Bio-tech Company Limited (“BVI China Kangtai”), a British Virgin Islands (“BVI”) incorporated on November 26, 2004.

These documents included a Stock Purchase Agreement, pursuant to which InvestNet issued 30,000,000 shares to a stockholder of BVI China Kangtai for $300,000. Additionally, InvestNet entered into an Agreement and Plan of Reorganization, pursuant to which the stockholders of BVI China Kangtai exchanged 12% of BVI China Kangtai’s outstanding shares for 110,130,615 shares of InvestNet. Additionally, InvestNet issued a Convertible Promissory Note to BVI China Kangtai or its designees in the amount of $8,070,000 plus accrued interest at a rate of 5% per annum or convertible at the option of the holder(s) in the event that InvestNet effected a one for seventy reverse split of InvestNet’s common stock into the remaining 88% of the outstanding shares of BVI China Kangtai (the “Convertible Note”). The Company did effect a one for seventy reverse split of all of its outstanding shares of Common Stock and changed its name (to “China Kangtai Cactus Bio-Tech Inc.”) and trading symbol on the OTC Bulletin Board (to “CKGT”) on August 25, 2005. The holders of the Convertible Note converted the Convertible Note a day later on August 26, 2005 into 14,248,395 shares of Common Stock of the Company. As the result of the share exchange and conversion of the Convertible Note, the Company completed a “reverse merger transaction” whereby InvestNet acquired 100% of BVI China Kangtai, which wholly owns Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd. (“Harbin Hainan Kangda”).

Harbin Hainan Kangda is presently our main operating subsidiary.  Harbin Hainan Kangda is in the business of selling and producing cactus and cactus related products in the PRC as more fully described below. In connection with the “reverse merger transaction”, we completely sold all the Company’s real time software and IT solutions operations by selling all of the stock held by the Company in its prior wholly owned subsidiaries, Champion Agents Limited (which wholly owned DSI Computer Technology Company Limited) and Interchance Limited to V-Capital Limited, a Republic of Mauritius corporation which is controlled by a former director of InvestNet.

On June 3, 2005, in connection with the reorganization of the Company and the acquisition of BVI China Kangtai and its wholly owned subsidiary, Harbin Hainan Kangda, the Company’s executive officers and directors significantly changed. Specifically, Norman Koo resigned as a director, Chief Executive Officer and President of the Company; Terence Ho resigned as a director, Chief Financial Officer, and Treasurer of the Company; Vivian Szeto resigned as a director (However, Ms. Szeto’s resignation from the Board of Directors was contingent on the Company completing its filing and mailing requirements of its Schedule 14f-1 which occurred on July 22, 2005 and so, from June 3, 2005 to July 22, 2005 she served as the Company’s sole director) and Secretary of the Company; Johnny Lu resigned as a director of the Company; and Mantin Lu resigned as a director of the Company.

In contemplation of the aforementioned resignations, also on June 3, 2005, the Board of Directors appointed in accordance with Section 3.04 of the Company’s Bylaws, Jinjiang Wang, Chengzhi Wang, Hong Bu, Jiping Wang and Song Yang as members of the Company’s Board of Directors, subject to the fulfillment of the filing and mailing requirements, including the 10 day waiting period of its Schedule 14f-1 that was sent to all stockholders of the Company pursuant to section 14(f) of the Securities Exchange Act of 1934 which occurred on July 22, 2005 and appointed the following officers to serve immediately: Jinjiang Wang, President; Chengzhi Wang, General Manager; Hong Bu, Chief Financial Officer and Treasurer; Fengxi Lang, Secretary; Changfu Wang, Vice General Manager; Zhimin Zhan, Vice General Manager; and Lixian Zhou, Assistant General Manager of the Company.

On July 20, 2005, InvestNet’s sole director, Vivian Szeto, and a majority of the Company’s stockholders unanimously approved and ratified a one for seventy reverse split (the “Reverse Split”) of the Company’s common stock and the amendment and restatement of the Company’s Articles of Incorporation to effect a name change of the Company from “Investnet, Inc.” to “China Kangtai Cactus Bio-Tech Inc.”. The Reverse Split became effective on August 25, 2005; 20 days after the Company sent an Information Statement to all of its stockholders and after the filing of the Amended and Restated Articles of Incorporation with the Secretary of State of Nevada. As a result of the Reverse Split, the number of issued and outstanding shares of common stock of the Company, now named China Kangtai Cactus Bio-Tech Inc., was reduced from a total of 200,000,000 shares outstanding to 2,857,143 shares outstanding. A day after the Reverse Split on August 26, 2005, the Convertible Note was converted by its holders(s) into 14,248,395 shares of the Company, which increased the total outstanding shares of the Company to 17,105,625 shares. The Company’s trading symbol was changed by the OTC Bulletin Board Stock Market (“OTCBB”) to “CKGT” to better reflect the Company’s new name. The Company has also changed its Web site to www.xrz.cn.

On June 26, 2006, the Company acquired a 100% equity interest in Guangdong Taishan Kangda Cactus Hygienical Food Co., Ltd. (“Taishan Kangda”), a company with limited liability formed under the laws of the People’s Republic of China for $1,574,000 in cash. Taishan Kangda’s assets include large areas of cactus plantation and production facilities in Guangdong Province in southeast China. The acquisition allows the Company to establish production facilities closer to its existing cactus plantations in Guangdong Province in order to reduce transportation cost and to distribute its products more effectively in southeast China.

The Company currently has three 100% owned subsidiaries: China Kangtai Cactus Bio-Tech Company Limited, a British Virgin Islands company (Kangtai BVI”) ; Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd., a PRC company “Harbin Hainan Kangda”); and Taishan Kangda.

Kangtai BVI is a holding company and does not have any operations. Harbin Hainan Kangda handles all of the production, research and development, sales and marketing of our products derived from edible cactus plants, fruits and extracts. Taishan Kangda handles all of the cultivation and harvest of cactus plants and the production of our cactus raw materials.

Consolidated Results of Operations

The three-month period ended September 30, 2009 as compared to the three months ended September 30, 2008

For the three months ended September 30, 2009, revenues increased by $2,002,712 or 32% to $8,187,397 from $6,184,685, in the corresponding period of the prior year.  The increase in revenues was attributable to the fact that, the Company is continuing to expand its productions and distribution, and its products are better accepted by the Chinese market customers. These products include Cactus Protein Nutrient, Cactus Calcium Peptide Soft Capsule and Cactus Shuxin Capsule, among others. In addition, the Company successfully launched two new products, cactus fish feed and cattle feed, in July 2008, which also contributed to the increase in sales.

For the three months ended September 30, 2009, cost of sales increased by $1,262,547 or 34% to $4,941,881 from $3,676,334, as compared to the corresponding period of the prior year. This increase was mainly due to an increase in net sales, specifically the sales of our newly launched cactus fish and cattle feed.

Our gross profit for the three months period ended September 30, 2009 was $3,245,516 which increased by $737,165 or 29% from $2,508,351 for the same period last year. This increase was mainly attributable to the sales increase of $2,002,712.

For the three months ended September 30, 2009, operating expenses decrease by $582,625, or approximately 172% to $(244,621), as compared to $338,004 for the three months ended September 30, 2008.  The decrease in operating expenses is mainly attributable to the reduction in reserve for allowances and doubtful accounts of $492,206 during the three months ended September 30, 2009 compared to no reduction or provisions during the three months ended September 30, 2008. In addition to the $492,206 reduction there were also decreases in “Selling Expenses” of $64,589 and “General and Administrative Expenses” of $25,159 in the current period compared to the prior fiscal 3 months.

For the three months ended September 30, 2009, other expenses, net of other income, increased by $2,737,929 to $2,751,399 from $13,470, or 20,326%, substantially due to interest expense incurred on revaluation of Series A Preferred Stock and A, B, C, and D Warrants with characteristics of liabilities at fair value.

For the three months ended September 30, 2009, income before income taxes decreased by $1,418,139 or 66%, to $738,738 from $2,156,877 for the corresponding period of the prior year. The decrease was primarily due to the increase in interest expense of $2,738,135 on fair valuing equity-based financial instruments with characteristics of liabilities, offset by the increase in gross profit based on the increased sales. As a result, net income also decreased by $1,483,437 or 84% to $283,703 from $1,767,140. This decrease is due to  the increase in interest expense of $2,738,135 on fair valuing equity-based financial instruments with characteristics of liabilities, offset by the increase in net sales, specifically the sales of our newly launched cactus fish and cattle feed.

The nine month period ended September 30, 2009 as compared to the nine months ended September 30, 2008

For the nine months ended September 30, 2009, revenues increased by $4,068,992 or 29% to $18,030,093 from $13,961,101, in the corresponding period of the prior year.  The increase in revenues was attributable to the fact that, the Company is continuing to expand its productions and distribution, and its products are better accepted by the Chinese market customers. These products include Cactus Protein Nutrient, Cactus Calcium Peptide Soft Capsule and Cactus Shuxin Capsule, among others. In addition, the Company successfully launched two new products, cactus fish feed and cattle feed, in July 2008, which also contributed to the increase in sales.

For the nine months ended September 30, 2009, cost of sales increased by $1,911,626 or 21% to $10,810,714 from $8,899,088, as compared to the corresponding period of the prior year. This increase was mainly due to an increase in net sales, specifically the sales of our newly launched cactus fish and cattle feed.

Our gross profit for the nine months period ended September 30, 2009 was $7,219,379 which increased by $2,157,366 or 43% from $5,062,013 for the same period last year. This increase was mainly attributable to the increase in sales in the current period.

For the nine months ended September 30, 2009, operating expenses increase by $101,735, or approximately 11% to $1,013,190, as compared to $911,455 for the nine months ended September 30, 2008.  The increase in operating expenses is mainly attributable to increase in the provision for reserve for allowances and doubtful accounts of $321,182 in the current period, and an increase in current period amortization and depreciation of $8,730 attributed to acquisition of land use rights placed in service in 2008 and, offset by reduced current period’s selling expenses of $84,704 and general and administrative expenses of $141,446.

For the nine months ended September 30, 2009, other expenses, net of other income, increased by $4,224,168 to $4,276,822 from $52,654, or 8,023%, substantially due to interest expense incurred on revaluation of Series A Preferred Stock and A, B, C, and D Warrants with characteristics of liabilities at fair value.

For the nine months ended September 30, 2009, income before income taxes decreased by $2,168,537 or 53%, to $1,929,367 from $4,097,904 for the corresponding period of the prior year. The decrease was primarily due to the increase in interest expense of $4,236,850 on fair valuing equity-based financial instruments with characteristics of liabilities, offset by the increase in gross profit. As a result, net income decreased by $2,509,072 or 74% to $902,890 from $3,411,962. This decrease is due to the increase in interest expense of $4,236,850 on fair valuing equity-based financial instruments with characteristics of liabilities, offset by the increase in gross profit based on the increase in net sales, specifically the sales of our newly launched cactus fish and cattle feed, nominally offset by an increase in income tax expense.

Liquidity and Capital Resources –September 30, 2009

Operating.  For the nine months period ended September 30, 2009, the Company’s operations provided cash resources of $7,345,778 as compared to $6,020,968 for the nine months period ended September 30, 2009, an increase of cash provided by operating activities of $1,324,810, or 22%. The increase was mainly due to increased income from operations during the nine months ended September 30, 2009 compared to the same period last year attributable to increased gross profit on increased sales.

Investing and financing.  For the nine months period ended September 30, 2009, the Company used $8,338,701 in investment activities compared to $7,252,549 for the same period a year ago. The increase was mainly attributable to costs associated with the acquisition of land use rights and related property and equipment in Taishan Baisha and Qitaihe in March of 2009 and August of 2009.

For the nine months period ended September 30, 2009, the Company did not generate any cash from financing activities, as compared to $670,917 for the same period ended September 30, 2008. The Company did not engage in any financing activities during the first three quarters in 2009 compared to the PIPEs financing transactions completed in March 2008 and July 16, 2008 whereby the company issued Series A preferred stock and four classes of warrants to T-Squared Investments, LLC.

The Company had a cash position of $3,398,563 on September 30, 2009, an increase of $2,750,083, or 424% from $648,480 on September 30, 2008.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are in the opinion of management likely to have, a current or future material effect on the Company’s financial condition or results of operations.